UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Burlington Stores, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

122017106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 122017106	Page 2 of 9 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates - G EIN No.: 20-2194543
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,955 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 2,955 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 2,955 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Less than 0.01%
12.	Type of reporting person PN

2

13G

CUSIP No. 122017106	Page 3 of 9 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665410
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 148,020 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 148,020 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 148,020 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.20%
12.	Type of reporting person PN

3

13G

CUSIP No. 122017106	Page 4 of 9 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors, LLC EIN No.: 04-3516394
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,373,627 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 6,373,627 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 6,373,627 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 8.50%
12.	Type of reporting person PN

13G

CUSIP No. 122017106	Page 5 of 9 Pages

13.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund IX, LLC EIN No.: 20-4186987
14.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
15.	SEC use only
16.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	17.	Sole voting power 5,965,552 Shares
	18.	Shared voting power 0
	19.	Sole dispositive power 5,965,552 Shares
	20.	Shared dispositive power 0
21.	Aggregate amount beneficially owned by each reporting person 5,965,552 Shares
22.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
23.	Percent of class represented by amount in Row (9) 7.96%
24.	Type of reporting person PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Burlington Stores, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1830 Route 130, North Burlington, New Jersey 08016.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) BCIP Associates – G, a Delaware general partnership (“BCIP-G”), (2) BCIP TCV, LLC, a Delaware limited liability company (“BCIP TCV”), (3) Bain Capital Integral Investors, LLC, a Delaware limited liability company (“Integral Investors”), and (4) Bain Capital Fund IX, LLC, a Delaware limited liability company (“Fund IX”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of BCIP-G. BCI is the administrative member of BCIP TCV and Integral Investors. BCI is the general partner of Bain Capital Partners IX, L.P., which is the general partner of Bain Capital Fund IX, L.P., which is the sole member of Fund IX.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 122017106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2014, the following shares were held by the Reporting Persons:

BCIP-G held 2,955 shares of Common Stock of the Company, representing less than 0.01% of the Company’s outstanding shares of Common Stock.

BCIP TCV held 148,020 shares of Common Stock of the Company, representing approximately 0.20% of the Company’s outstanding shares of Common Stock.

Integral Investors held 6,373,627 shares of Common Stock of the Company, representing approximately 8.50% of the Company’s outstanding shares of Common Stock.

Fund IX held 5,965,552 shares of Common Stock of the Company, representing approximately 7.96% of the Company’s outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 12,490,154 shares of Common Stock of the Company, representing, in the aggregate, 16.66% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 74,953,809 shares of Common Stock outstanding, as of December 31, 2014, as reported in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on January 12, 2015.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCIP-G	2,955
BCIP TCV	148,020
Integral Investors	6,373,627
Fund IX	5,965,552

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCIP-G	2,955
BCIP TCV	148,020
Integral Investors	6,373,627
Fund IX	5,965,552

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2015

BCIP ASSOCIATES-G
By	Bain Capital Investors, LLC, its managing partner

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member,

BAIN CAPITAL INTEGRAL INVESTORS, L.P.
By:	Bain Capital Investors, LLC, its administrative member,

BAIN CAPITAL FUND IX, LLC
By:	Bain Capital Fund IX, L.P., its sole member

By:	Bain Capital Partners IX, L.P., its general partner

By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director